Exhibit 99.1

Ferrari to announce 2018 Full Year and Fourth Quarter
financial results on January 31

Maranello (Italy), January 18, 2019 - Ferrari N.V. (“Ferrari”) (NYSE/MTA: RACE) announced today that its financial results for the full year and fourth quarter of 2018 will be released on Thursday, January 31, 2019.

A live audio webcast and conference call of the 2018 full year and fourth quarter results will begin at 2.30 p.m. GMT / 3.30 p.m. CET / 9.30 a.m. EST on Thursday, January 31.

Details for accessing this presentation will be available in the Investors section of Ferrari’s corporate website at http://corporate.ferrari.com prior to the event. For those unable to participate in the live session, a replay will remain archived on Ferrari’s corporate website (http://corporate.ferrari.com) for two weeks after the call.

For further information:
tel.: +39 0536 949337
Email: media@ferrari.com
www.ferrari.com

Ferrari N.V.
Amsterdam, the Netherlands
Registered Office:
Via Abetone Inferiore N.4,
I -41053 Maranello, (MO) Italy
Dutch trade register number: 64060977